Oatly Group AB

Ångfärjekajen 8

211 19 Malmö

Sweden

VIA EDGAR

May 13, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Bradley Ecker and Evan Ewing

Re:	Oatly Group AB

Registration Statement on Form F-3

Filed March 25, 2025, as amended

File No. 333-286101

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Oatly Group AB hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:30 p.m. Washington, D.C. time on May 15, 2025, or as soon as practicable thereafter.

If you have any questions, please contact the Company’s counsel, Laura Katherine Mann, at laurakatherine.mann@whitecase.com, or by telephone at 713-496-9695, and please notify her when this request for acceleration has been granted.

Sincerely,

/s/ Jean-Christophe Flatin
Jean-Christophe Flatin Chief Executive Officer

cc:	Matthew Merritt, Oatly Group AB

Timothy Sjövall, Oatly Group AB

Laura Katherine Mann, White & Case LLP

Shoan Panahi, White & Case Advokat AB